UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-35466

GasLog Ltd

(Translation of registrant’s name into English)

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The press release issued by GasLog Ltd on March 12, 2018 announcing the placing of a newbuilding order at Samsung Heavy Industries is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3 (File Nos. 333-188817, 333-194894 and 333-194894), initially filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2013, March 28, 2014 and March 14, 2016 respectively, as amended, and the registration statement on Form S-8 (File No. 333-187020), filed with the SEC on March 4, 2013, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release Dated March 12, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2018

GASLOG LTD

	by	Paul A. Wogan
		Name:	Paul A. Wogan
		Title:	Chief Executive Officer